UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*
Sterlite Industries (India) Limited

(Name of Issuer)
Equity shares, par value Rs. 2 per equity share

(Title of Class of Securities)
859737207

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
Exhibit A Joint Filing Agreement

CUSIP No.	859737207	Page	2	of	13

1	NAMES OF REPORTING PERSONS Vedanta Resources plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	859737207	Page	3	of	13

1	NAMES OF REPORTING PERSONS Vedanta Resources Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	859737207	Page	4	of	13

1	NAMES OF REPORTING PERSONS Twin Star Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	859737207	Page	5	of	13

1	NAMES OF REPORTING PERSONS Volcan Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	859737207	Page	6	of	13

1	NAMES OF REPORTING PERSONS Anil Agarwal Discretionary Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	859737207	Page	7	of	13

1	NAMES OF REPORTING PERSONS Onclave PTC Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	859737207	Page	8	of	13

1	NAMES OF REPORTING PERSONS Anil Agarwal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		429,329,150

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		429,329,150

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	429,329,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	60.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 9 of 13 Pages
Item 1(a).	Name of Issuer:

Sterlite Industries (India) Limited (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Vedanta, 75 Nehru Road Vile Parle (East) Mumbai, Maharashtra 400 099 India

Item 2(a).	Name of Person Filing:

Vedanta Resources plc (“Vedanta”)
Vedanta Resources Holdings Limited (“VRHL”)
Twin Star Holdings Limited (“Twin Star”)
Volcan Investments Limited (“Volcan”)
Anil Agarwal Discretionary Trust (the “Trust”)
Onclave PTC Limited (“Onclave”)
Mr. Anil Agarwal

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Vedanta, VRHL and Twin Star is Hill House, 1 Little New Street, London EC4A 3TR, United Kingdom. The address of the principal business office of Volcan, the Trust and Onclave is Loyalist Plaza, Don Mackay Boulevard, P.O. Box AB-20377, Marsh Harbour, Abaco, Bahamas. The address of the principal business office of Mr. Anil Agarwal is 42 Hill Street, London W1J 5NU, United Kingdom.

Item 2(c).	Citizenship:

Each of Vedanta and VRHL is a corporation organized under the laws of the United Kingdom. Twin Star is a corporation organized under the laws of Mauritius. Each of Volcan and Onclave is a corporation and the Trust is a private trust organized under the laws of The Bahamas. Mr. Anil Agarwal is a citizen of the Republic of India.

Item 2(d).	Title of Class of Securities:

Equity shares, par value Rs. 2 per equity share (“Equity Shares”)

Item 2(e).	CUSIP Number:

859737207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 10 of 13 Pages
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of December 31, 2007, Vedanta had beneficial ownership of 429,329,150 Equity Shares, consisting of 403,715,750 Equity Shares held by Twin Star and 25,613,400 Equity Shares held by The Madras Aluminium Company Limited, a company organized under the laws of the Republic of India (“MALCO”). Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares of the Company beneficially owned by MALCO are also deemed to be beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta; accordingly, the shares of the Company beneficially owned by Twin Star may be regarded as being beneficially owned by VRHL and Vedanta.

Volcan owns 53.6% of the outstanding shares of Vedanta. Volcan is 100% owned and controlled by the Trust. Onclave is the trustee of the Trust and controls all voting and investment decisions of the Trust. As a result, securities beneficially owned by Volcan may be regarded as being beneficially owned by the Trust and, in turn, by Onclave. Mr. Anil Agarwal, the Executive Chairman of Vedanta and the Non-Executive Chairman of the Company, may be deemed to have beneficial ownership of securities that are beneficially owned by Onclave.

Page 11 of 13 Pages
Vedanta, Volcan, the Trust, Onclave and Mr. Anil Agarwal are parties to a relationship agreement (the “Relationship Agreement”) that regulates the ongoing relationship between them. As a result of the Relationship Agreement, Volcan, the Trust, Onclave and Mr. Anil Agarwal disclaim beneficial ownership of the shares of the Company beneficially owned by Vedanta.

(a) Amount beneficially owned: 429,329,150*

(b) Percent of class: 60.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 429,329,150*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 429,329,150*

* As a result of the Relationship Agreement, beneficial ownership of these shares is disclaimed by Volcan, the Trust, Onclave and Mr. Anil Agarwal except to the extent of their respective pecuniary interests, if any, therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Equity Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 12 of 13 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14 , 2008	VEDANTA RESOURCES PLC
	By:	/s/ Kuldip Kumar Kaura
		Name:	Kuldip Kumar Kaura
		Title:	Managing Director and CEO

Dated: February 14, 2008	VEDANTA RESOURCES HOLDINGS LIMITED
	By:	/s/ Anil Agarwal
		Name:	Anil Agarwal
		Title:	Director

Dated: February 14, 2008	TWIN STAR HOLDINGS LIMITED
	By:	/s/ Tarun Jain
		Name:	Tarun Jain
		Title:	Director

Dated: February 12, 2008	VOLCAN INVESTMENTS LIMITED
	By:	/s/ E. Isaac Collie
		Name:	E. Isaac Collie
		Title:	Director/Elco [Secretary] Ltd.

Dated: February 12, 2008	ANIL AGARWAL DISCRETIONARY TRUST
	By:	/s/ E. Isaac Collie
		Name:	E. Isaac Collie
		Title:	Director/(Onclave PTC Limited, Trustee)

Dated: February 12, 2008	ONCLAVE PTC LIMITED
	By:	/s/ E. Isaac Collie
		Name:	E. Isaac Collie
		Title:	Director

Dated: February 14, 2008	ANIL AGARWAL
/s/ Anil Agarwal

Page 13 of 13 Pages
Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 14, 2008, between Vedanta, VRHL, Twin Star, Volcan, Anil Agarwal Discretionary Trust, Onclave PTC Limited and Mr. Anil Agarwal.